United States securities and exchange commission logo





                              May 27, 2021

       Brian Mitts
       Chief Financial Officer
       VineBrook Homes Trust, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX

                                                        Re: VineBrook Homes
Trust, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 30,
2021
                                                            File No. 000-56274

       Dear Mr. Mitts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G Filed April 30, 2021

       Business
       Our Ownership and Operation Structure, page 5

   1. Please revise the organization chart to disclose the percentage ownership the company and other parties hold in
VineBrook Homes OP.
       Our Portfolio, page 7

   2. We note your disclosure of "stabilized" homes excludes houses in rehabilitation or houses purchased with a tenant
in place. Please revise to clarify why you exclude houses
                                                        purchased with a tenant
in place from your definition of "stabilized homes." Please also revise to indicate the
proportion of homes excluded from this definition, either because the houses are in
rehabilitation or were purchased with tenants in place. Disclose the average time that a home is in
rehabilitation, as well as the average length of time from
 Brian Mitts
FirstName
VineBrookLastNameBrian     Mitts
            Homes Trust, Inc.
Comapany
May        NameVineBrook Homes Trust, Inc.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
         acquisition to stabilization, if materially different. To the extent you reasonably anticipate a materially different timeline for stabilization of your units going forward, or in certain
         MSAs, please discuss these factors.
3. Please revise to address the material geographic concentration of certain MSAs in your current portfolio. We refer to Schedule III in your financial statements. It may be helpful to include an additional column in your portfolio summary to include the number of homes located in each market identified.
4. Please disclose the proportion of homes in your portfolio that are unoccupied. Please also revise to provide quantitative or qualitative support for the "low turnover rates" referenced and, expand to provide more detail regarding lease expirations. In this regard, disclose the average length of your leases and the average remaining length of leases in your portfolio, if material.
5.       Please disclose the average age of the properties in your portfolio.
6. Please revise to balance the stabilized property data by presenting similar disclosure for your full portfolio, including the number of properties, occupancy, and average monthly rent.
Risk Factors
Risks Associated with Debt Financing, page 40

7. We note that a substantial amount of your debt is interest-only, with principal due either as a balloon payment at the end of the loan or, in the case of your Initial
         Mortgage, amortized over the final 36 months of the loan term. Please revise to quantify the amount of your interest-only debt outstanding and address the material risks that you face with this type of financing.
Interest rate risk on our debt..., page 40

8. We note you entered into a $500 million credit agreement with JPMorgan on March 1,
         2021. Please revise to quantify the amount of your floating rate debt outstanding, that is not otherwise hedged, as well as any additional capacity under such credit facility.
Summary Pro Forma Financial Data, page 48

9.       We note that you prepared the summary pro forma financial data based on other
         information and data received in connection with the Conrex acquisitions. Please elaborate on the nature of this data as well as the level of reliance you placed on it.
10. Please explain through footnote disclosure 1) how you estimated the revenues attributable to Conrex I and II and 2) a preliminary purchase price allocation or a narrative description for all of the balance sheet adjustments.
11. Please tell us why you have only included depreciation and amortization expense and interest expense in the total expenses related to the Conrex acquisitions. In that regard, we
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FirstName
VineBrookLastNameBrian     Mitts
            Homes Trust, Inc.
Comapany
May        NameVineBrook Homes Trust, Inc.
     27, 2021
May 27,
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FirstName LastName
         note that you present pro forma net loss that does not appear to include any property operating expenses of the newly acquired properties.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

12. On page 24 you state that the markets in which you operate have "experienced substantial economic downturns in recent years and could experience similar or worse economic downturns in the future." On page 32 you state that the COVID-19 pandemic has led to an economic slowdown "which could result in a general decline in rents or an increased incidence of defaults under existing leases." Please revise to clarify whether these represent material trends or uncertainties, and if so, address any material challenges and risks associated with any such known trend or uncertainty. See Item 303 of Regulation S-
         K and SEC Release No. 33-8350.
Non-GAAP Measurements, page 55

13.      We note that    Same Home NOI    is defined as NOI for homes that are
comparable
         between periods. Please expand upon this definition to provide more clarity to readers.
         For example, consider disclosing if homes in this category are held for the entirety of all periods presented, whether it includes homes being renovated, homes held for sale, unoccupied homes, and any other relevant characteristics used to determine which properties are included in the "same home" category.
14. You present on page 57 what appears to be a non-GAAP income statement that reconciles to NOI, with greater prominence than your separate reconciliation of NOI on page 58. In this regard, please tell us how you considered Question 102.10 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations.
FFO, Core FFO and AFFO, page 59

15. Please revise to clarify whether you define FFO in accordance with the NAREIT definition.
Debt, Derivatives and Hedging Activity
Reference Rate Reform, page 66

16. We note your disclosure that you have contracts indexed to LIBOR. Please revise to qualitatively and quantitatively disclose whether or not you have identified a material exposure to risks associated with the termination of LIBOR, and clarify whether your material contracts have a clearly defined alternative reference rate after the discontinuation of LIBOR. In this regard we note approximately $327.7 million of your outstanding debt at December 31, 2020, your $320 million notional amount of interest swaps expiring in 2024 and 2025, and your JPM Facility with an additional $320 million outstanding at March 31, 2021, all reference LIBOR.
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FirstName
VineBrookLastNameBrian     Mitts
            Homes Trust, Inc.
Comapany
May        NameVineBrook Homes Trust, Inc.
     27, 2021
May 27,
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FirstName LastName
Executive Compensation
Compensation of Our Executive Officers in 2020, page 85

17. We note that you intend to reimburse your advisor for all of its operating expenses and offering expenses. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers.
18. We note your grants of restricted stock units under your 2018 LTIP. Please revise to disclose the material terms of these awards, such as the applicable performance criteria or any conditions to exercisability, per by Item 402(o) of Regulation
S-K.
Description of Registrant's Securities to Be Registered
Share Repurchase Program, page 116

19. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
         We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate
         Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.
         (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
         2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017)
         please provide us with an analysis as to how your program is consistent with such relief.
         To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
         Division   s Office of Mergers and Acquisitions at 202-551-3440.
20. Please revise to describe the parameters of your share repurchase plan in more detail. For example, describe the process for submitting repurchase requests. State how frequently the company will process repurchase requests and when it will do so. Disclose when a repurchase request must be received in order to be processed by the company and clarify whether, and how, shareholders may withdraw a request.
Certain Provisions of Maryland Law and Our Charter and Bylaws
Forum Selection Clause, page 119

21. We note that your forum selection provision identifies a state court located in Baltimore
         City, Maryland (or, if such court does not have jurisdiction, the federal district court for the District of Maryland, Baltimore Division) as the exclusive forum for certain litigation,
         including any    derivative action.    Please disclose whether this
provision applies to
         actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
 Brian Mitts
VineBrook Homes Trust, Inc.
May 27, 2021
Page 5
      courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
General

22. Please revise to describe the company's methodology and key assumptions used in calculating NAV, material limitations associated with NAV, and who is responsible for establishing NAV. In this regard, disclosure on page F-23 states that the pricing committee of the Board determines NAV using the Valuation Methodology whereas disclosure on page 1 states that your Adviser calculates NAV. We also note disclosure on pages 18-19 indicating that you will not take into account the full growth or decline of properties if growth exceeds 15% or decline exceeds 5% for purposes of determining
      NAV. Please explain the rationale behind this limitation. Please also clarify how your independent third-party valuation firm considers any such adjustment in connection with its assessment and evaluation of the appropriateness of your NAV.
23. Please note that your registration statement will become effective automatically
      60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Kim McManus at
(202) 551-
3215 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Mitts
                                                             Division of
Corporation Finance
Comapany NameVineBrook Homes Trust, Inc.
                                                             Office of Real
Estate & Construction
May 27, 2021 Page 5
cc:       Justin S. Reinus, Esq.
FirstName LastName